UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Strategic Student & Senior Housing Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value

(Title of Class of Securities)

REITSSSRH

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. REITSSSRH

1.	NAMES OF REPORTING PERSONS Comrit Investments 1, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,085,972.85
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,085,972.85
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,972.85
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 11,625,430 shares of Class A common stock issued and outstanding as of June 30, 2020, as reported by Strategic Student & Senior Housing Trust, Inc. in its Form 10-Q Form 10-Q for the quarterly period ended June 30, 2020.

CUSIP No. REITSSSRH

1.	NAMES OF REPORTING PERSONS Comrit Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,085,972.85
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,085,972.85
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,972.85
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 11,625,430 shares of Class A common stock issued and outstanding as of June 30, 2020, as reported by Strategic Student & Senior Housing Trust, Inc. in its Form 10-Q Form 10-Q for the quarterly period ended June 30, 2020.

CUSIP No. REITSSSRH

1.	NAMES OF REPORTING PERSONS Ziv Sapir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,085,972.85
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,085,972.85
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,972.85
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Percent of class is based on 11,625,430 shares of Class A common stock issued and outstanding as of June 30, 2020, as reported by Strategic Student & Senior Housing Trust, Inc. in its Form 10-Q Form 10-Q for the quarterly period ended June 30, 2020.

Schedule 13G

This Schedule 13G is being jointly filed on behalf of Comrit Investments 1, LP, a Cayman Islands Exempted Limited Partnership (“Comrit LP”), Comrit Investments Ltd., an Israel limited liability public company (“Comrit Ltd.”), and Ziv Sapir, a citizen of Israel (“Mr. Sapir” and, together with Comrit LP and Comrit Ltd., the “Reporting Persons”), relating to Class A common stock, $0.001 par value (the “Stock”), of Strategic Student & Senior Housing Trust, Inc., a Maryland corporation (the “Issuer”).

The 1,085,972.85 shares of Stock reported on this Schedule 13G were purchased directly by Comrit LP for its own account. Comrit Ltd., as the general partner of Comrit LP, and Mr. Sapir, as the Chief Executive Officer and a controlling person of Comrit Ltd., may be deemed to have beneficial ownership (under Section 13 of the Act) of the Stock beneficially owned by Comrit LP as a result of their power to indirectly direct the vote and disposition of the same.

Pursuant to Rule 13d-4 under the Act, Comrit Ltd. and Mr. Sapir declare that the filing of this Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of the Act, the beneficial owner of any Stock covered by this Schedule 13G.

Item 1 (a).                                       Name of Issuer:

Strategic Student & Senior Housing Trust, Inc.

Item 1 (b).                                       Address of Issuer’s Principal Executive Offices:

10 Terrace Road, Ladera Ranch, California 92694

Item 2 (a).                                       Name of Person Filing:

This statement is being filed by the following persons:

(i)	Comrit Investments 1, LP, a Cayman Islands Exempted Limited Partnership;

(ii)	Comrit Investments Ltd., an Israel limited liability private company; and

(iii)	Ziv Sapir, an Israeli citizen.

Item 2 (b).                                       Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

Item 2 (c).                                        Citizenship:

Comrit Investments 1, LP — Cayman Islands

Comrit Investments Ltd. — Israel

Ziv Sapir — Israel

Item 2 (d).                                       Title of Class of Securities:

Class A common stock, $0.001 Par Value

Item 2 (e).                                        CUSIP Number:

REITSSSRH

Item 3.                                                         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                                         Ownership.

For Comrit Investments 1, LP:

(a)	Amount beneficially owned: 1,085,972.85 shares of Stock

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,085,972.85

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,085,972.85

	(iv)	Shared power to dispose or to direct the disposition of: 0

For Comrit Investments Ltd.:

(a)	Amount beneficially owned: 1,085,972.85 shares of Stock

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,085,972.85

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,085,972.85

	(iv)	Shared power to dispose or to direct the disposition of: 0

For Ziv Sapir:

(a)	Amount beneficially owned: 1,085,972.85 shares of Stock

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,085,972.85

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,085,972.85

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.                                 Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                                 Notice of Dissolution of Group.

Not Applicable.

Item 10.                          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11 of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2020

COMRIT INVESTMENTS LTD.

/s/ Ziv Sapir
By:	Ziv Sapir
Title:	Chief Executive Officer

COMRIT INVESTMENTS 1, LP

By: Comrit Investments Ltd., its general partner

/s/ Ziv Sapir
By:	Ziv Sapir
Title:	Chief Executive Officer

ZIV SAPIR

/s/ Ziv Sapir
By:	Ziv Sapir

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement, dated as of September 29, 2020, by and between Comrit Investments Ltd., Comrit Investments 1, LP, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.